ENTERRA ENERGY TRUST ANNOUNCES INTENT TO CONVERT TO E&P COMPANY
CALLED EQUAL ENERGY

Calgary, Alberta – (CNW – January 18, 2010) Enterra Energy Trust (“Enterra”, or the “Trust”) today announced that the Board of Directors of Enterra Energy Corp., on behalf of the Trust, unanimously approved the conversion of the Trust to a corporation to be named Equal Energy Ltd. (“Equal Energy”).

Don Klapko, President and CEO said, “Enterra must eventually convert from a Trust to a corporation because of the taxation changes in Canada, and so we are relenting Enterra as Equal Energy to create a new market brand with the conversion.  The name Equal Energy reflects the balanced approach that we take to asset development, financial responsibility and our strategic corporate direction.  We’ve worked extremely hard since late 2007 to stabilize our balance sheet, our asset base and our credibility within the capital markets as we move toward a growth oriented E&P corporation.”

Since late 2007, there have been major changes to Enterra’s management and Board, as well as to the Trust’s business plan, financial stability, operations and asset base.  Under a new name and corporate brand, Equal Energy will be able to continue to build on these successes.  The conversion would be subject to the approval of the unitholders as well as customary court and regulatory approvals, and is anticipated to be completed on or before May 31, 2010.

Equal Energy will continue to pursue the exploration and development of its Oklahoma based Hunton natural gas and NGL resource play.  The company will work to further develop opportunities in its Circus, Oklahoma oil play, as well as its oil play in the west central Alberta Cardium formation, and its various other Western Canadian Sedimentary Basin oil and gas prospects.  In addition, the conversion will address the upcoming changes in the Canadian tax law, when the government will start imposing the new tax on income trusts starting in January 2011.

Rationale for reorganization

Enterra must convert from a Trust model because of imminent tax changes in Canada, and its Board of Directors and executive team considered various strategic alternatives with regard to the Trust’s structure going forward.  Since late 2007, Enterra’s management and directors have implemented various strategies to ensure the long-term viability and sustainability of Enterra, including the following:

•	production levels have been cost effectively optimized.

•	a cost control strategy has been implemented and has resulted in reduced operating expenses and general and administrative expenses.

•
outstanding indebtedness has been reduced by half to approximately $150 million and the operating cost structure has been rationalized to ensure that Enterra now has the financial flexibility to pursue a more growth oriented exploration and production business plan.

Our key focus areas

Hunton Formation, Oklahoma
Enterra has operated the Hunton play for almost 4 years, with 64 wells drilled, and a 97 percent success rate.  Finding and development (“F&D”) costs have been extremely low, with future F&D costs are anticipated to be less than $10 per boe.  The formation produces liquids-rich natural gas which results in about 55 percent natural gas, 37 percent natural gas liquids and approximately 8 percent oil.

Cardium Formation, west central Alberta
Beginning in 2010 Enterra anticipates a multi-year drilling program of 10 to 16 horizontal wells and will utilize multi-stage fracture stimulation technology to maximize resource recovery potential of light gravity sweet crude oil from this play.

Circus Prospect, Oklahoma
Drilling of first horizontal oil well is currently underway and the results of testing are expected in early 2010.  Enterra has a 40 percent working interest in over 11,000 acres in the play at this point.

Pekisko Formation, Princess, Alberta
Several locations have been identified for Pekisko wells on current developed and undeveloped acreage and additional potential oil wells have been identified in other formations in this area.

Twenty One Mature Oil Pools
The Trust currently operates twenty one mature oil pools with low decline rates but high water cuts.  Opportunities exist for further infill drilling which will increase the efficiency of the production, particularly through the use of newer horizontal drilling and completion techniques.

Approvals and timing
The corporate conversion will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders present in person or by proxy in a duly convened special meeting of the Trust’s unitholders.  It is anticipated that an information circular proxy statement in connection with this special meeting will be mailed to unitholders of the Trust in late March, and the special meeting will be held in mid May.  All regulatory approvals for Enterra’s conversion to a corporation are expected to be in place by late May.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Don Klapko
Chief Executive Officer

Blaine Boerchers
Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com